TPEG SECURITIES, LLC

Financial Statements and Supplementary Information
For the Year Ended December 31, 2024
With
Report of Independent Registered Public
Accounting Firm

TABLE OF CONTENTS



MESCH.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of TPEG Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of TPEG Securities, LLC as of December 31, 2024, the related statements of operations, changes in members' capital, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of TPEG Securities, LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of TPEG Securities, LLC's management. Our responsibility is to express an opinion on TPEG Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to TPEG Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

600 TEXAS STREET
FORT WORTH, TX 76102

O: 817.710.1500 F: 817.710.1501

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I – Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Commission ("Schedule I") and Schedule II - Statement Regarding Reserve Requirements and Possession or Control Requirements ("Schedule II") has been subjected to audit procedures performed in conjunction with the audit of TPEG Securities, LLC's financial statements. The supplemental information is the responsibility of TPEG Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I and Schedule II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mad .PLLC

We have served as TPEG Securities, LLC's auditor since 2016.
Fort Worth, Texas
February 28, 2025


TPEG Securities, LLC
Statement of Financial Condition
December 31, 2024



<u>**ASSETS**</u>


Current Assets

Cash and cash equivalents	$	664,442
Accounts receivable		2,091,196

Total current assets | | | $ | 2,755,638

Total Assets | | | $ | 2,755,638


<u>**LIABILITIES AND MEMBERS' CAPITAL**</u>


Current Liabilities

Accounts payable	$	1,601,255
Accrued franchise tax		32,810

Total current liabilities | | | $ | 1,634,065

Total long-term liabilities | | | | -

Total Liabilities | | | | 1,634,065

Members' Capital | | | | 1,121,573

Total Liabilities and Members' Capital | | | $ | 2,755,638


The accompanying notes are an integral part of these financial statements.


TPEG Securities, LLC
Statement of Operations
For The Year Ended December 31, 2024

Revenue

Private placement offerings	$ 12,647,059	
Regulatory fees	1,500	

Total Revenue $ **12,648,559**

Expenses

Commissions and support staff (Note 4)	6,438,866	
General operating expenses (Note 4)	5,145,794	
Occupancy and equipment (Note 4)	54,000	
Regulatory and clearance	121,706	
Technology and communication (Note 4)	12,000	

Total Expenses **11,772,366**

Income Before the Provisions for Income Taxes **876,193**

Provision for income taxes

State 2,468

Net Income $ **873,725**

TPEG Securities, LLC
Statement of Changes in Members' Capital
For The Year Ended December 31, 2024

Beginning Capital	$	147,848
Contributed capital		100,000
Net income		873,725
Ending Capital	$	**1,121,573**

The accompanying notes are an integral part of these financial statements.

TPEG Securities, LLC
Statement of Cash Flows
For The Year Ended December 31, 2024

Operating Activities		
Net income		**$ 873,725**
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Changes in operating assets and liabilities		
Accounts receivable	$ (2,027,946)	
Prepaid expenses	39,771	
Accounts payable	1,597,410	
Accrued franchise taxes	(49,301)	
Total adjustments		(440,066)
Net cash provided by operating activities		**433,659**
Cash Flow From Financing Activities		
Contributions	100,000	
Net cash provided by financing activities		**100,000**
Net change in cash and cash equivalents		**533,659**
Cash and Cash Equivalents, Beginning of Year		130,783
Cash and Cash Equivalents, Ending of Year		**$ 664,442**

The accompanying notes are an integral part of these financial statements.

Note 1. Description of Business

TPEG Securities, LLC (the "Company") is a limited liability company organized in the State of Texas on October 15, 2007. The Company is a registered member of the Financial Industry Regulatory Authority ("FINRA") as a broker/dealer, and with the Securities and Exchange Commission ("SEC") under the Federal Securities Exchange Act of 1934 ("Act").

The Company acts as an advisor for certain private placement offerings and does not carry customer accounts, hold customer funds or securities, or introduce accounts on a fully disclosed basis to a clearing firm.

Note 2. Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United Statement of America (GAAP) which is required by the SEC and FINRA.

Use of Estimates
The presentation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of three months or less to be cash or cash equivalents. The Company maintains cash deposits with federally insured financial institutions that may, at times, exceed federally insured limits. The Company has not incurred any losses from such accounts, and management considers the risk to be minimal.

Fair Value of Financial Instruments
Cash, accounts receivable, and accounts payable are short-term in nature and accordingly are reported in the statement of financial condition at fair value or carrying amounts that approximate fair value.

Note 2. Summary of Significant Accounting Policies (Continued)

<u>Receivables and Credit Policy</u>
Receivables from customers are stated at the amounts management expects to collect. The carrying amounts of receivables are reduced by a valuation allowance, if needed, that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Management provides for probable uncollectable amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to the respective receivable account. No allowance for credit losses was recognized during the year ended December 31, 2024.

For the year ended December 31, 2023, accounts receivable amounted to $63,250.

Note 3. Revenue Recognition

Revenue from contracts with customers consists entirely of private placement offerings income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company earns revenue on the sale of interests in private placement offerings in the period in which customer subscriptions to such offerings are funded, upon the Company reaching the minimum subscription requirement of such offerings. Revenue is recognized on a settlement basis as this is the date that services are rendered, and the performance obligations have been satisfied. There were no unsatisfied performance obligations at December 31, 2024.

Note 4. Related Party Transactions

The Company has an expense sharing agreement with Trinity Private Equity Group, LLC ("TPEG"), a business owned and operated by the principal members of the Company. The sharing agreement calls for monthly payments of $6,500. Total amount incurred during the year ended December 31, 2024 was $78,000, which is included in expenses in the accompanying statement of operations. Of this total, $65,000 was paid during the year ended December 31, 2024.

Note 4. Related Party Transactions (Continued)

For each deal that closes, the Company pays a transaction fee on the total equity raised to TPEG. The total expenses for the year ended December 31, 2024, which amounted to $4,364,899, is included in general operating expenses of the accompanying statement of operations.

Commissions are paid to the principal members of the Company based on the total funds they secure for each deal. For the year ended December 31, 2024, the total commissions charged to the principal members amounted to $3,006,277, which is included in the commissions and support staff section of the accompanying statement of operations. Of this total, $2,736,144 was paid during the year ended December 31, 2024.

The principal members of the Company are partners in various LLCs that purchase real estate for which the Company receives its private placement offerings income. During the year ended December 31, 2024, the total amount invested by the principal members was approximately $28.7M.

Note 5. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-l), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $470,058 which was $361,120 in excess of its required net capital of $108,938. The Company's ratio of aggregate indebtedness to net capital was 3.48 to 1 at December 31, 2024.

Note 6. Income Taxes

The Company is organized as a Texas limited liability company. The profits and losses of the Company flow through to the members and will be taxed at the individual level rather than the Company level; therefore, no provision or liability for federal income taxes has been included in the financial statements. The Company is subject to income taxes in the state of Texas, subject to certain exemptions.

The Company recognizes and discloses uncertain tax positions in accordance with GAAP. As of, and during the year ended December 31, 2024, the Company did not have liability for unrecognized tax benefits.

The Company is no longer subject to U.S. Federal income tax examinations by tax authorities for years before 2021 or subject to Texas franchise tax examinations for years before 2018.

Note 7. Subordinated Liabilities

At December 31, 2024, there were no liabilities which were subordinated to the claims of general creditors.

Note 8. Subsequent Events

Management has evaluated subsequent events through February 28, 2025, the date the financial statements were available to be issued. There were no events noted that came to the attention of management that would require adjustments to or disclosure in the financial statements.

TPEG Securities, LLC
Schedule I - Computation of Net Capital and Aggregate Indebtedness Under
Rule 15c3-1 of the Securities and Exchange Commission
As Of December 31, 2024

Net Capital

Total Members' Capital Qualified for Net Capital	$	1,121,573
Less Non-Allowable Assets		
Accounts receivable		(2,091,196)
Related payables		1,439,681
Net Capital	$	470,058
Aggregated Indebtedness	$	1,634,065

Computation of Basic Net Capital Requirement

Minimum net capital required - 6.67% of aggregate indebtedness	$	108,938
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement	$	108,938
Excess net capital	$	361,120
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital requirement	$	306,652
Ratio of Aggregate Indebtedness to Net Capital		3.48 to 1

Reconciliation with Company's Allowable Net Capital
The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2024 and the corresponding unaudited filing of Part IIA of the FOCUS Report/Form X-17A5 filed by TPEG Securities, LLC. Accordingly, no reconciliation is necessary.

Statement of Changes in Liabilities to Claims of General Creditors
No statement is required as no subordinated liabilities existed at any time during the year.

See Report on Independent Registered Public Accounting Firm.

TPEG Securities, LLC
Schedule II – Statement Regarding Reserve Requirements and
Possession or Control Requirements
December 31, 2024

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240. 15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company limits its business activities exclusively to advisor for certain private placement offerings. As a Non-Covered Firm, the Computation of Determination of Customer Reserve Requirements and Information Relating to Possession or Control Requirements for Customers are not required.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of TPEG Securities, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report Pursuant to SEC Rul 17a-5, in which (1) TPEG Securities, LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to advisor for certain private placement offerings. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Mesch, PLLC

Fort Worth, Texas
February 28, 2025



Exemption Report

TPEG Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to advisor for certain private placement offerings, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

TPEG Securities, LLC

I, Daniel S. Meader, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

_____
Dan Meader, Managing Member
February 28, 2025



MESCH.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Members of TPEG Securities, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. Management of TPEG Securities, LLC (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2024, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

600 TEXAS STREET, 1ST FLOOR
FORT WORTH, TX 76102

O: 817.710.1500 F: 817.710.1501

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Mead .PLLC

Fort Worth, Texas
February 28, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67843

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TPEG Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2102 E State Hwy 114, Ste 300
(No. and Street)

Southlake	TX	76092
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Pat Swanson	713-204-6313	pat@trinityinvestors.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mesch, PLLC
(Name – if individual, state last, first, and middle name)

600 Texas St, Floor 1	Fort Worth	TX	76102
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel S Meader, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TPEG Securities LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CRYSTAL MAUREEN MEEHAN
Notary ID #134519136
My Commission Expires
August 21, 2027

Signature: [signature]

Title:
Managing Member

C Meehan

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ■ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ■ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*